UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February, 2020

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jeusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The Notice of Annual General Meeting filed as Exhibit 99.1 to this Form 6-K corrects certain typographical errors in, and replaces in its entirety, the Notice of Annual General Meeting filed earlier today as Exhibit 99.1 to Form 6-K.

BiondVax Pharmaceuticals Ltd. (hereinafter, the “Company”) announces that it is rescheduling its an Annual General Meeting of Shareholders originally scheduled for on February 11, 2020 until March 24, 2020, at 4:00 p.m. Israel time, at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., One Azrieli Center, Tel Aviv 6701101, Israel.

Due to a change in circumstances that arose after the mailing of the proxy statement, the Company determined that Mr. Samuel Moed might not be able to continue serving in the future as an external director, as defined under the Israel Companies Law, and the Company has therefore decided to nominate Mr. Adi Raviv as an external director in his stead.  Mr. Moed will remain as a nominee to serve on the board of directors in the class previously designated for Mr. Raviv.

The Company hereby furnishes as Exhibit 99.1 to this Form 6-K a revised Notice with respect to the Company’s Annual General Meeting of Shareholders to be held on March 24, 2020.

Exhibit Index

Exhibit No.	Description

99.1	Notice of Annual General Meeting

Exhibits 99.1 of this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-201283).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: February 10, 2020	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer